UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of report (Date of earliest event reported): October 18, 2004

THUNDER MOUNTAIN GOLD Corporation
(Exact Name of Registrant as Specified in Its Charter)

Idaho	001-08429	91-1031075
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

3605 E. 16th Avenue

Spokane, Washington   **99223**

(Address of Principal Executive Offices)   (Zip Code)

(509) 535-6092
(Registrant's Telephone Number, Including Area Code)

N/A
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (*see* General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

ITEM 5. OTHER EVENTS

The Company issued a press release announcing that the United States Forest Service (USFS) had completed their appraisal of the properties in the Thunder Mountain Mining District, Valley County, Idaho. The Company and their joint venture partner, Dewey Mining Company own the majority of the private land, drill-indicated mineralization, water rights, timber, etc. in the District.

The property appraised at $13,000,000 and the appraisal was completed by the USFS in advance of the sale of the joint properties for conservation purposes to the USFS. The Trust for Public Lands has been working with THMG and Dewey Mining to facilitate the sale of the real and mineral property. Based on the terms of the arrangement between THMG and Dewey Mining, and Trust for Public Land, THMG would receive an estimated $5 to $5.5 million if and when the sale is completed.

The press release is included by reference and is hereby attached as exhibit 99.1

The information in this report shall not deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or otherwise subject to the liability of that section, and shall not be incorporated by reference into any registration statement or other document filed under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

THUNDER MOUNTAIN GOLD, INC.
(Registrant)

Date: October 18, 2004

By: /s/   James Collord

E. James Collord
President, Director and Chief Executive Officer

Exhibit 99.1

IMMEDIATE NEWS RELEASE

SOURCE: Thunder Mountain Gold, Inc.

U.S. Forest Service Determines an Appraisal Value of
$13 Million for Thunder Mountain Properties

Elko, Nevada October 8, 2004: Thunder Mountain Gold, Inc. (OTCBB: THMG) announced the long-awaited appraisal for the combined properties of the Thunder Mountain Mining District, by the United States Forest Service. This culminates a multi-year effort that was initiated when THMG and Dewey Mining Company (Dewey) entered into an option agreement with The Trust for Public Land (TPL) in 2000 that provided for the evaluation of the properties in advance of an anticipated sale to the Forest Service. The completion of the appraisal process represents a significant step forward toward the sale of the mining properties for the public benefit.

Mr. Don Howell of Howell Valuation Services completed the independent appraisal with support from Dr. Dave Wahl, an independent PhD economic geologist that has extensive experience in establishing values of mineral properties. The definitive appraisal was reported in a Uniform Appraisal Standards for Federal Land Acquisitions (UASFLA) format. The Cost, Sales Comparison, and Income approaches were considered and used by Howell in determining market value for the combined properties at Thunder Mountain. The appraisal concluded that the value for all the private holdings, drill-defined mineralization, unpatented claims with potential and appurtenant components associated with the property is $13 million. The Region 4 Office of the Forest Service has reviewed and approved the valuation.

Under the joint venture arrangement between THMG and Dewey, THMG would receive one-half of the proceeds of the sale, after expenses that include: a fee-for-service to TPL, agreed-to reclamation costs, and TPL's third-party costs for purchase of the smaller parcel of non-mineral land adjacent to the properties. Preliminary estimates of the value to Thunder Mountain, after expenses, would be in the $5.0 to $5.5 million range.

Jim Collord, President of THMG, says of the appraisal, "I believe we have reached a watershed point for Thunder Mountain Gold with the completion of the appraisal and the eminent sale of the property. Although it is an excellent property with a strong potential to be profitably mined at these higher gold prices, everyone has to accept that permitting a new mine in the heart of the Frank Church River of No Return Wilderness would be very difficult. Receiving fair market value for the holdings in the Thunder Mountain District would be a 'win-win' for the shareholders, the Forest Service and the public. It would also be a 'win' for Valley County because, under the terms of the agreement, the road to Thunder Mountain will remain open for hunting and recreation access."

Eric Love, TPL's Rocky Mountain Program Director, said, "I am hugely appreciative of THMG and Dewey's patience over the last few years. This has been a difficult process and I am encouraged that the Forest Service has approved the $13 million value established by Howell. Now the hard work of identifying and securing funding for this project begins and, given the current economic climate, it will undoubtedly take a concerted effort by all those that have long desired to see this property conserved."

With completion of the appraisal process, TPL will continue working with federal and local decision makers to develop a funding strategy for and establish a timeframe for acquisition by the Forest Service.

Company Contact: Jim Collord, President at (775) 738-9826
Company website: www.thundermountaingold.com
